Exhibit 99.24

CONSENT OF EXPERT
March 28, 2025
Eldorado Gold Corporation
United States Securities and Exchange Commission
Ladies and Gentlemen:
Re: Eldorado Gold Corporation
I, Philippe Groleau, do hereby consent to the filing of the written disclosure regarding:
•Sections 12.2.24, 15, 16, 18.6, and 21 of the amended Technical Report for the Lamaque Complex, Quebec, Canada, effective December 31, 2024;
•The underground Mineral Reserves at Ormaque within the Lamaque Complex; and
•other information pertaining to this project
and the use of my name in (i) the Annual Information Form for the year ended December 31, 2024 (the “AIF”) being filed by Eldorado Gold Corporation (the “Company”) with the United States Securities and Exchange Commission as part of the Company’s Form 40-F Annual Report for the year ended December 31, 2024 (the “Form 40-F”), and any amendments thereto, and (ii) the Registration Statement on Form F-10 (File No. 333-272043), and any amendments thereto, and any Registration Statement on Form S-8 of the Company incorporating by reference the Company’s AIF and Form 40-F.

By:	/s/Philppe Groleau
Philippe Groleau, P. Eng.